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[Janus Letterhead]

December 31, 2008

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re: JANUS ADVISER SERIES (the "Registrant")
    1933 Act File No. 333-33978
    1940 Act File No. 811-09885
    Post-Effective Amendment No. 46

Dear Mr. Greene:

On behalf of the Registrant and Janus Adviser Perkins Large Cap Value Fund (the "Fund"), this letter is to respond to your comments made by telephone on September 17, 2008 with respect to the Registrant's Post-Effective Amendment No. 46 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on July 8, 2008. The Staff of the Securities and Exchange Commission's (the "Staff") comments and the Registrant's responses to Staff comments are as follows:

1. STAFF COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant's other Prospectuses and Statements of Additional Information ("SAIs").

     RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. STAFF COMMENT: The Staff asked the Registrant confirm that disclosure pertaining to the Fund's performance-based investment advisory fee is consistent with disclosure for other Janus funds with a similar investment advisory fee structure, as well as the disclosure reflected in the Registrant's recent proxy statements.

     RESPONSE: The Registrant confirms that the disclosure is consistent across the Janus funds' documents.

3. STAFF COMMENT: With respect to disclosure describing the Fund's investment strategies, the Staff asked whether or not "foreign debt securities," as referenced in relation to the Fund's potential investments in foreign securities, could include auction-rate securities. Additionally, the Staff requested explanation as to how an investment in foreign debt securities would be consistent with the Fund's objective of long-term growth.

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     RESPONSE: The Registrant confirms that the Fund may invest in auction rate securities. Currently, the Fund does not anticipate investing in these types of securities. However, information regarding auction rate securities is disclosed in the Fund's SAI. Disclosure is intended to be made in the Prospectus should the Fund invest in auction rate securities as part of its investment strategy. An investment in foreign debt securities could increase the Fund's total return. The Fund intends to use debt securities within the parameters of its investment policies. The Fund's investment policies allow for the Fund to invest up to 20% of its assets in securities outside of the 80% investment requirement under Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

4. STAFF COMMENT: With respect to disclosure related to "Market Risk" stating "Regardless of how well the individual companies perform, the value of the Fund's portfolio could also decrease if there is a general decline in prices on the stock market...a general decline in real estate markets..." the Staff requested clarification regarding this statement.

     RESPONSE: The Registrant responds by stating that the disclosure is intended to highlight the fact that the market value of the Fund may be impacted by a decline in market conditions as well as the decline in the various security markets, including the general stock market, real estate market, and commodities market. Each factor, singularly or in combination, may affect the return of the Fund.

5. STAFF COMMENT: The Staff noted a reference to "swap agreements" in the Fund's derivatives risk disclosure and suggested that the Registrant closely monitor developments in federal securities laws regarding credit default swaps and amend disclosure as appropriate.

     RESPONSE: The Registrant acknowledges the comment.

6. STAFF COMMENT: Under the Fees and Expenses discussion, the Registrant references "networking and/or omnibus account expenses." The Staff suggests that the Registrant consider further clarifying the meaning of "networking and/or omnibus account expenses."

     RESPONSE: The Registrant acknowledges the comment and refers the Staff to additional disclosure pertaining to "networking and omnibus" fees in the Shareholder's Guide within the Prospectus. The Registrant believes that the description in the Guide provides an explanation of these fees.

7. STAFF COMMENT: The Staff suggests that the footnotes to the Fees and Expenses table follow the expense examples.

     RESPONSE: The Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication which the Registrant believes is consistent with its current disclosure.

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8.   STAFF COMMENT: With respect to the Fund's potential investments in foreign securities, including exposure in emerging markets, the Staff asked if the Fund is subject to risks associated with "pre-emerging" markets.

     RESPONSE: The Registrant acknowledges the comment and notes that the Fund does not currently intend to invest in "pre-emerging" markets. The Registrant acknowledges that the Fund may have exposure to emerging markets and has provided adequate disclosure.

9. STAFF COMMENT: The Registrant, in its general risk disclosure, states that the Fund may be subject to "industry risk." The Registrant also indicated that the Fund would not be concentrated as defined by the 1940 Act. The Staff requested that the Registrant explain the Fund's disclosure regarding industry risk.

     RESPONSE: As noted during the call, the Fund does not have a policy to "concentrate" its investments as defined under the 1940 Act. The disclosure is intended to inform an investor that the Fund's investments in multiple companies in a particular industry could increase the Fund's exposure to risk in that industry. The disclosure is not intended to represent that the Fund has a concentration policy under the 1940 Act.

10. STAFF COMMENT: In the section describing "Other Types of Investments," the Registrant references the Fund's possible investment in "indexed/structured securities" and utilization of "various derivative transactions." The Staff requested that the Registrant include adequate disclosure in its Prospectus regarding these types of securities and transactions.

     RESPONSE: As discussed during the call, the referenced disclosure describes other types of investments that the Fund is able to utilize within its specific investment policies.

11. STAFF COMMENT: With respect to disclosure related to the investment adviser's potential payments to financial intermediaries, and specifically the statement "The amount of these payments is determined from time to time by Janus Capital, may be substantial, and may differ for different financial intermediaries," the Staff requested further explanation as to whether these payments are in compliance with FINRA Rule 2830(l)(4).

     RESPONSE: The Registrant believes that these payments are in compliance with FINRA Rule 2830(l)(4). The Registrant has described in its Prospectus what the Registrant believes to be adequate details of the arrangements, including the structure, the limits, and the circumstances under which payments are made. The Registrant further describes in the Fund's Prospectus the possible incentive that some financial intermediaries may have to sell shares of the Fund.

12. STAFF COMMENT: With respect to disclosure under the Management Expenses section, the Staff questioned whether the performance-based fee structure flows through to subadvisory fees paid to Perkins Investment Management LLC (Perkins) for managing the Fund. In addition, the Staff suggested that the Registrant amend its disclosure regarding its performance fee structure

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     to characterize the performance fee as a fixed-rate that is adjusted rather than a "rate that adjusts up or down."

     RESPONSE: As noted by the Registrant during the call, the performance fee payment structure affects payments made to Perkins. The Registrant also believes that disclosure included in the Fund's Prospectus and SAI is consistent with disclosure related to other Janus funds with similar fee structures and indicates that the fee is calculated by applying a fixed-rate advisory fee plus or minus a performance fee adjustment.

13. STAFF COMMENT: With respect to disclosure under "Closed Fund Policies," the Staff requested that the Registrant further explain the statement that "The closed fund may decline opening new accounts, including eligible new accounts, if it would be...."

     RESPONSE: The statement is intended to inform an investor that although an account may be considered "eligible" (i.e., an account resulting from certain circumstances such as divorce), it may be declined if the account and/or subsequent investments would be deemed as detrimental to the closed fund or its shareholders.

14. STAFF COMMENT: With respect to disclosure regarding Anti-Money Laundering Program requirements under the USA PATRIOT Act, the Staff indicated that the disclosure did not state that the Registrant had designated an officer of the Fund for purposes of supervising the Registrant's Anti-Money Laundering Program.

     RESPONSE: As discussed during the call, the Trustees of the Registrant have designated an officer to supervise the anti-money laundering program, and the Registrant has identified the designated officer in the Trustees and Officers table of the SAI.

Statement of Additional Information

15. STAFF COMMENT: With respect to the Fund's fundamental policy related to securities lending, the Staff suggested that the Registrant clarify the one-third limitation on securities lending and its application to investments in repurchase agreements, commercial paper, debt securities, or loans, including assignments and participation interests.

     RESPONSE: The Registrant responds by indicating that the one-third limitation was intended for the Fund lending its securities under a securities lending program and does not apply to repurchase agreements, commercial paper, debt securities, or loans, including assignments and participation interest, which could be considered a form of lending securities. The Registrant believes that the SAI accurately describes its policy.

16. STAFF COMMENT: With respect to the Fund's disclosure related to "inverse floaters," the Staff indicated that they have seen problems resulting in the need to restate Fund expenses and requested that the Registrant monitor these problems when investing in inverse floaters.

     RESPONSE: The Registrant acknowledges the comment.

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17.  STAFF COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

     RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.

Regards,


/s/ Rodney A. DeWalt

Rodney A. DeWalt
Legal Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Cindy Antonson
    Donna Brungardt